Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



        INFORMATION ON THE RESULTS FOR THE PERIOD JANUARY-SEPTEMBER 2004

During this period, Itau Holding maintained its differentiated performance and reiterated its corporate commitment for social, environmental, and economic dimensions.

The results achieved arise from the permanent search for excellence of a transparent and ethical relationship with all Itau Holding's stakeholders, with the objects of building a sounder and more dependable company.

See below the highlights of Itau Holding in the period January-September. The complete Financial Statements are available at the Itau Holding website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 2,745 million in the period, with an annualized return of 28.1% and growth of 19.5% as compared to the same period in 2003.

2. Itau Holding paid or provided for taxes and contributions for the period January-September 2004 in the amount of R$ 2,870 million.

3. Itau Holding had 42,152 employees at the end of the period. The fixed remuneration added to the charges and benefits totaled R$ 715 million, representing R$ 17,000 by employee on average in the quarter. During the quarter, R$ 11 million was invested in the development of personnel.

4. Consolidated stockholders' equity totaled R$ 13,471 million, a 17.5% increase as compared to the same period in 2003, while the net regulatory capital reached R$ 18,806 million. Itau Holding's stock exchange market capitalization reached R$ 34,959 million, the highest among banks in Latin America.

5. The efficiency rate was below 50% for the eighth consecutive quarter, confirming Itau Holding's efficiency in controlling costs, thanks to the efforts of the entire organization.

6. By the end of the period, the value of Itau Holding Shares increased 37.6% as compared to the same period in the prior year. The amount of interest on own capital, provisioned and distributed to the stockholders totaled R$ 828 million in the nine-month period, at R$ 7.31 per thousand shares.

7. Consolidated assets totaled R$ 138,520 million, a 16.4% increase compared to the same period in the prior year. The loan portfolio reached R$ 51,059 million, including endorsements and sureties. In the last quarter, the loan portfolio increased 4.8%, an increase noted virtually in all segments.

8. Total resources grew 21.8% as compared to September 2003, totaling R$ 213,289 million. Note the 28.8% increase in managed funds in the same period, totaling R$ 93,774 million.

9. Total technical provisions related to insurance, pension and capitalization reached R$ 10,048 million, a 65.1% increase compared to the same period of 2003. The premiums earned and pension and capitalization plans grew 2.7% in the quarter.

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10.  The efforts of the Itau Social Foundation and Itau Cultural Institute stand out on the social and cultural scenes. Highlights of the Itau Social Foundation include the new edition of the Writing the Future Award, involving more than 10 thousand schools and approximately 1.5 million students, the continuity of the Program to Improve Education in Municipalities, and the training activities to teachers and to the youngsters that participated in the Urban Youth Program. In an effort to democratize access to culture, the Itau Cultural Institute promoted the exhibition Emocao Art.ficial 2.0. In partnership with Paco Imperial in Rio de Janeiro, it launched the All is Brazil exhibition. The Idea Games interview program, produced by Itau Cultural, was launched in TVE of Rio de Janeiro. The Rumos Program received applications from Brazil and other countries such as Germany, United States, and Japan. Note also the Chronicle in the Classroom Project selected to be included in the Good Corporate Citizenship Guide 2004 of Exame Magazine.

11. To reiterate Itau Holding concern with the environment, Banco Itau and Banco Itau-BBA adopted the Ecuador Principles. By adopting these Principles, Banks assure that projects financed over US$ 50 million are developed in a socially responsible manner, reflecting environmental management best practices.

12. Itau Holding and Companhia Brasileira de Distribuicao (CBD) announced on July 27, 2004 the formation of a new financial institution that will operate exclusively in structuring and selling financial and related products and services to CBD's customers. The new institution will be called Financeira Itau CBD S.A. Credito, Financiamento e Investimento. Management will be the responsibility of Itau which will appoint the Board of Directors, formed by professionals widely experienced in the business. Start-up is scheduled for the first half of 2005.

13. Itau Holding was picked for the fifth consecutive time to be part of the Dow Jones Sustainability Index (DJSI). In addition for being recognized for its management and generating shareholder value, the companies forming the DJSI represent an aggregate market value of US$ 6.5 trillion.

14. Itau Holding became the holder of 50% of Unibanco's equity interest in Credicard, which, added to its existing participation in this company's capital, reached a total Itau Holding's equity interest of 50% in Credicard Banco (a credit card issuer). Itau Holding will acquire the equity interests of Citigroup and Unibanco in Orbitall thus increasing its participation to 100% of the company's capital (a credit card transations processer). The net investment amounts approximately to R$ 1,049 million, including estimated goodwill of R$ 955 million.

15. In October, Banco Itau inaugurated its first branch in Tokyo, Japan. The branch is dedicated to the Brazilian clients resident in or passing through Japan to facilitate business with Brazil, always joining convenience, modernity, technology, transparency, and ethics, which are organization-wide values. Among the main services provided by the Japan Branch is the Itau Remittance - transferring money from Japan to Brazil.

16. Banco Itau launched early October a unique campaign on the judicious use of credit. The purpose of the campaign it to guide clients and the population in general on how to judiciously use the Bank's credit products. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role. In a time of solid credit expansion, Itau Holding understands this is a material task for the sustainable development of the country.

                          Sao Paulo, November 8, 2004.

                              Olavo Egydio Setubal
                       Chairman of the Board of Directors